Exhibit 2.1
Execution Version
AMENDMENT TO AGREEMENT AND PLAN OF MERGER
     This AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of December 23, 2008, made and entered into by and among KPLT Holdings, Inc., a Delaware Corporation (“Parent”), KPLT Mergerco, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Centerplate, Inc., a Delaware corporation (the “Company”), shall constitute the first amendment to the Agreement and Plan of Merger, dated as of September 18, 2008, by and among Parent, Merger Sub and the Company (the “Merger Agreement”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.
     For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:
1.	Section 2.05 of the Merger Agreement is hereby amended and restated as follows:
     “Section 2.05 Effect on Units
     (a) As of the Effective Time, by virtue of the Debt Tender Offer, the Consent Solicitation and the Merger, each IDS shall be automatically separated and shall entitle the holder thereof to receive (i) for the underlying Company Common Share, the Merger Consideration as provided in Section 2.01(c), (ii) for the underlying Note (or portion thereof) accepted for payment in the Debt Tender Offer, the Debt Tender Consideration and (iii) for the underlying Note (or portion thereof) not accepted for payment in the Debt Tender Offer, a new Subordinated Note of the Surviving Corporation representing the amount thereof which will remain outstanding.
     (b) [Reserved].
2. Article III of the Merger Agreement is hereby amended to include the following provisions as new Sections 3.20 and 3.21:
     “Section 3.20 Credit Agreement. A true and complete copy of the Credit Agreement, dated as of April 1, 2005, made and entered into by and among Volume Services America, Inc., a Delaware corporation, Volume Services, Inc., a Delaware corporation, Service America Corporation, a Delaware corporation, as the Borrowers, the Company, the Lenders (as defined therein), GECC Capital Markets Group, Inc., as Lead Arranger (as defined therein) and General Electric Capital Corporation as a Lender and as the Administrative Agent (as defined therein) (the “Existing Credit Agreement”), including all amendments and supplements thereto, has been made available to Parent. The Existing Credit Agreement is in full force and effect and, as of the Closing Date, as amended by the Amended and Restated Credit Agreement dated as of December 23, 2008, by and among the Company and the other parties to the Existing Credit Agreement (the “Restated Credit Agreement”), no breach or default, alleged breach or default, or event which would (with the passage of time, notice or both) constitute a breach or default thereunder by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party or obligor with respect thereto, has occurred and is continuing.

     Section 3.21 Updated Opinion. The Board of Directors of the Company has received the written opinion of Evercore Group L.L.C., dated the date of this Amendment, in the form attached hereto as Exhibit I.”
3.	Section 4.05 of the Merger Agreement is hereby amended and restated as follows:
     “Section 4.05 Financing. Parent has delivered to the Company a true and complete copy of the equity commitment letter, dated as of September 18, 2008, as amended by the Amendment to the Equity Commitment Letter dated as of December 23, 2008 (the “Equity Commitment Letter”), by and between Parent and Kohlberg Investors VI, L.P. (“Sponsor”), pursuant to which Sponsor has committed to provide the cash equity financing to Parent in connection with the transactions contemplated hereby, such Equity Commitment Letter and the amount committed pursuant thereto being the “Financing.” As of the date of this Amendment, the commitment contained in the Equity Commitment Letter has not been withdrawn or rescinded in any respect and the Equity Commitment Letter has not been amended or modified. As of the date of this Amendment, the Equity Commitment Letter is in full force and effect in the form delivered to the Company and the Equity Commitment Letter constitutes a valid and binding obligation of the Parent and, to the Knowledge of the Parent, the Sponsor. There are no conditions precedent or other contingencies or agreements related to the funding of the full amount of the Financing or, to the Knowledge of Parent or Merger Sub, the effectiveness of the Restated Credit Agreement, other than as set forth in the Equity Commitment Letter or Section 4.2 of the Restated Credit Agreement (the “Disclosed Conditions”) and, to the Knowledge of Parent or Merger Sub no Person has any right to impose, and Parent has no obligation to accept, any condition precedent to such funding or effectiveness other than the Disclosed Conditions. Assuming the accuracy of the representations and warranties in Article III hereof and those specified in Section 4.2(l) of the Restated Credit Agreement and compliance by the Company with its covenants set forth herein, (i) the Financing and the Restated Credit Agreement, together with any cash or cash equivalents available to the Company, would provide Parent and Merger Sub with acquisition financing at the Effective Time sufficient for Parent and the Surviving Corporation to pay the aggregate Merger Consideration and Debt Tender Consideration and any other payments contemplated in this Agreement and to pay all fees and expenses related to the Financing and the Restated Credit Agreement, the Merger, the Debt Tender Offer or any other transactions contemplated by this Agreement and (ii) the Restated Credit Agreement shall become effective. As of the date of this Agreement, assuming the accuracy of the representations and warranties in Article III hereof and those specified in Section 4.2(l) of the Restated Credit Agreement and compliance by the Company with its covenants set forth herein, Parent does not have any reason to believe that any of the conditions to the Financing or the effectiveness of the Restated Credit Agreement will not be satisfied or that the Financing will not be available to Merger Sub or that the Restated Credit Agreement will not become effective on the Closing Date.”

4.	Section 6.08 of the Merger Agreement is hereby amended and restated as follows:
     “Section 6.08 Financing for Parent and Merger Sub.
     (a) Parent and Merger Sub shall use their reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange the Financing on the terms and conditions described in the Equity Commitment Letter and to satisfy the conditions to effectiveness of the Restated Credit Agreement (other than the condition regarding the accuracy of the Company’s representations and warranties and there being no Material Adverse Change in the business), including using their reasonable best efforts to: (i) satisfy, on a timely basis, all conditions within their control or applicable to Parent and Merger Sub to obtaining the Financing, (ii) comply with all obligations applicable to Parent and Merger Sub, (iii) negotiate and enter into definitive agreements with respect to the Financing on the terms and conditions contemplated by the Equity Commitment Letter and finalize and deliver all documents contemplated by the Restated Credit Agreement, (iv) consummate the Financing at or prior to Closing, (v) seek to enforce their rights under the Equity Commitment Letter or assist the Company, at Parent’s expense, in enforcing its rights under the Restated Credit Agreement and (vi) pay at the Closing all fees and expenses due on or prior to the Closing pursuant to the Restated Credit Agreement. Parent and Merger Sub shall be permitted, upon prior written notice to the Company, to amend, supplement, modify or waive any provision or remedy under the Equity Commitment Letter; provided that (x) no such amendment, supplement, modification or waiver shall add or make more onerous any conditions to the funding of the Financing on the Closing Date and (y) any amendment, supplement, modification or waiver that could reasonably be expected to materially impede, delay or prevent the consummation of the Merger shall require the prior written consent of the Company. The Restated Credit Agreement shall not be amended prior to the Closing Date without the prior written consent of the Company, Parent and Merger Sub. In the event that the Lenders under the Restated Credit Agreement notify the Company or Parent that they no longer intend for the Restated Credit Agreement to become effective or challenge its effectiveness, the party receiving such notice shall notify the other parties hereto and Parent shall use its reasonable best efforts to obtain funds from alternative sources (such portion from alternative sources the “Alternative Financing”) or replace such Restated Credit Agreement with equity financing in an amount sufficient, when combined with the funds under the Equity Commitment Letter to consummate the transactions contemplated by this Agreement on (A) terms and conditions (other than those relating to conditions to the funding thereof), not materially less favorable to Parent or Merger Sub (as determined in the reasonable judgment of Parent and Merger Sub) and (B) terms and conditions relating to conditions to the funding thereof, not materially more onerous to Parent or Merger Sub (as determined in the reasonable judgment of the Company), in each case, in the aggregate than those contained in the Restated Credit Agreement as promptly as practicable following the occurrence of such event but in all cases at or prior to Closing. Parent shall provide to the Company executed copies of the definitive documents related to any Alternative Financing. Parent shall keep the Company informed with respect to all material activity concerning the status of the Financing contemplated by the Equity Commitment Letter and the Restated Credit Agreement and shall give the Company prompt notice of any material adverse change with respect thereto. Without limiting the foregoing, Parent agrees to notify the Company promptly, and in any event within two Business Days, if at any time (i) Parent learns that the Equity Commitment Letter or the Restated Credit Agreement shall expire or be terminated for any reason, (ii) the Sponsor as a party to the Equity Commitment Letter or the Agent or Lenders under the Restated Credit Agreement notify Parent that such source no longer intends to provide financing to Parent or to the Company on the terms set forth therein, or (iii) for any reason Parent no longer believes in good faith that it will be able to obtain all or any portion of the Financing contemplated by the Equity Commitment Letter on the terms described therein or that the Restated Credit Agreement will become effective. Parent shall not, and shall not permit Merger Sub to, without the prior written consent of the Company, take (or fail to take) any action or enter into any transaction, including any merger, acquisition, joint venture, disposition, lease, contract or debt or equity financing, which taking (or failure to take) could reasonably be expected to materially impede, delay or prevent consummation of the Financing contemplated by the Equity Commitment Letter or the effectiveness of the Restated Credit Agreement.
     (b) Prior to the Effective Time, the Company shall provide, and shall cause the Company Subsidiaries to, and shall use its reasonable best efforts to cause their Company Representatives to provide, all cooperation reasonably requested by Parent in connection with the Financing and the effectiveness of the Restated Credit Agreement (including, without limitation, to satisfy the conditions precedent set forth in Section 4.2 thereof), at Parent’s sole cost and expense, provided that none of the Company or any Company Subsidiary shall be required to pay any commitment or other similar fee or incur any other liability in connection with the Financing or the Restated Credit Agreement prior to the Effective Time except for any liabilities that are conditioned on the Effective Time having occurred. If this Agreement is terminated prior to the Effective Time, Parent and Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company, the Company Subsidiaries and the Company Representatives for and against any and all losses suffered or incurred by them in connection with the Financing or any Alternative Financing or the Restated Credit Agreement and any information utilized in connection therewith (other than information provided by the Company or the Company Subsidiaries expressly for use in connection therewith).
5.	Section 6.09(a) of the Merger Agreement is hereby amended and restated as follows:
     “(a) Simultaneously with the mailing of the Proxy Statement, the Company shall commence a tender offer for 70% of the outstanding Subordinated Notes (a “Debt Tender Offer”), for an amount, in cash, equal to $2.49 per Note, plus accrued and unpaid interest and deferred interest (the “Debt Tender Consideration”), and on such other terms and conditions as may be agreed between the Company and Merger Sub, and a solicitation of the consents of holders of a majority in principal amount of the Subordinated Notes (a “Consent Solicitation”) to an amendment to the indenture governing the terms of the Subordinated Notes (the “Indenture”) in the form set forth in Exhibit A hereto, with such other changes as Parent and the Company may mutually agree (the “Requisite Consents”). Any amounts payable to holders of the Subordinated Notes in the Consent Solicitation or

Debt Tender Offer shall be funded by Parent and Merger Sub or by the Surviving Corporation at the direction of Parent at the Effective Time by deposit with a designated agent of immediately available funds equal to the amount to be paid. Notwithstanding anything herein to the contrary, the Consent Solicitation and Debt Tender Offer shall not require any payment for the Subordinated Notes and/or the consents or waiver or amendment under the Consent Solicitations to be made by the Company prior to the Effective Time.”
6.	Section 7.02(e) of the Company Disclosure Schedule is hereby amended and restated in the form attached as Exhibit 2 hereto.

7.	Section 8.01(d) of the Merger Agreement is hereby amended and restated as follows:
     “(d) by the Company: (i) if, at any time prior to the adoption of this Agreement by the Company’s shareholders, the Board of Directors (A) shall have made an Adverse Recommendation Change or (B) determines to enter into an Acquisition Agreement concerning a transaction that constitutes a Superior Proposal; provided that the Company has not willfully and materially breached its obligations under Section 5.03; provided, further, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.01(d)(i)(A) other than with respect to a Company Proposal, until one Business Day following receipt by Parent and Merger Sub of written notice thereof or, otherwise pursuant to this Section 8.01(d)(i), until after the third Business Day following receipt by Parent and Merger Sub of written notice (a “Notice of Superior Proposal”) from the Company advising Parent and Merger Sub that the Board of Directors of the Company intends to take such action and specifying the reasons therefor, including the material terms and conditions of any Superior Proposal that is the basis of the proposed action by the Board of Directors of the Company (including a copy thereof with all accompanying documentation and the identity of Person making such Superior Proposal), during which three Business Day period, Parent and Merger Sub shall have the right (in their sole discretion) to offer the Company adjustments to the terms and conditions of this Agreement that may permit the Board of Directors of the Company to determine that, with such adjustments, the Merger is at least as favorable to the shareholders as such Superior Proposal, (ii) if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.03 and (B) is not cured by Parent or Merger Sub within 30 calendar days following receipt of written notice of such breach or failure to perform from the Company, (iii) if no event has occurred and no condition exists that would cause any of the conditions set forth in Sections 7.01 and 7.02 to fail to be satisfied assuming the Closing were to occur on the date of termination and, within five Business Days after the Company has delivered written notice to Parent thereof, the Merger has not been consummated or (iv) if (A) the Lenders under the Restated Credit Agreement deny their obligation to provide on the Closing Date the credit facility as amended by the Restated Credit Agreement or any of the Lenders are placed into receivership, conservatorship, has its bank charter suspended or revoked or otherwise becomes unable to or prohibited from being a Lender under the Restated Credit Agreement, (B) no event has occurred and no condition exists that would cause any of the conditions set forth in Sections 7.01 and 7.02 to fail to be satisfied assuming the Closing were to occur on the date of termination and (C) within thirty days after the Company has delivered written notice to Parent of the occurrence of any of any event described in (A) above, the Merger has not been consummated.”
8.	Section 9.03(u) of the Merger Agreement is hereby amended and restated as follows:
     “(u) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acquiror Disclosure Schedule	Article IV
Acquisition Agreement	5.03	(b)
Adverse Recommendation Change	5.03	(b)
Agreement	Preamble
Alternative Financing	6.08	(a)
Audited Balance Sheet Date	3.07	(c)
Book-Entry Shares	2.02	(a)
Canadian Securities Commissions	3.07	(a)
Certificate	2.02	(a)
Certificate of Merger	1.03
Closing	1.02
Closing Date	1.02
Code	2.02	(g)
Collective Bargaining Agreement	3.13	(a)
Company	Preamble
Company Board Recommendation	3.04	(a)
Company Common Share	2.01	(b)
Company Common Stock	2.01	(b)
Company Contracts	3.10	(a)
Company Disclosure Schedule	Article III
Company Material Adverse Effect	3.01	(b)
Company Meeting	5.02	(b)
Company Preferred Stock	3.03	(a)
Company Proposal	5.03	(a)
Company Representatives	6.06	(a)
Company SEC Documents	3.07	(a)
Confidentiality Agreement	9.06
Consent Solicitation	6.09	(a)
Contract	3.10	(a)
CSC	3.07	(a)
Debt Tender Consideration	6.09	(a)
Debt Tender Offer	6.09	(a)
DGCL	1.01
Disclosed Conditions	4.05
Dissent Shares	2.01	(d)
Dissenters’ Rights Statute	2.01	(d)

Term	Section
Effective Time	1.03
Employee Benefit Plans	3.12	(a)
Employees	5.04	(a)
Environment	3.15
Environmental Law	3.15
Equity Commitment Letter	4.05
ERISA	3.12	(a)
Exchange Act	3.07	(a)
Exchange Agent	2.02	(a)
Existing Credit Agreement	3.20
Expenses	6.03
Financing	4.05
GAAP	3.07	(b)
Governmental Authority	3.06	(a)
Hazardous Materials	3.15
Indemnitees	6.02	(a)
Indenture	6.09	(a)
Laws	3.11
Liabilities	3.07	(c)
Liens	3.02
Merger	Preamble
Merger Consideration	2.01	(c)
Merger Sub	Preamble
New Plans	5.04	(c)
Notice of Superior Proposal	8.01	(d)
Offer Documents	6.09	(b)
Old Plans	5.04	(c)
Parent	Preamble
Parent Representatives	6.06	(a)
Permits	3.11
Proxy Statement	5.02	(a)
Release	3.15
Restated Credit Agreement	3.20
Requisite Consents	6.09	(a)
Restraints	7.01	(b)
SEC	3.07	(a)
Securities Act	3.07	(a)
Shareholder Approval	3.04	(a)
Significant Customer	3.10	(a)(i)
Significant Supplier	3.10(a)(viii)
Sponsor	4.05
Superior Proposal	5.03	(e)
Surviving Corporation	1.01
Termination Date	8.01”

9. Exhibit A to the Merger Agreement is hereby amended and restated in the form attached as Exhibit 3 hereto.
10. Each party hereto hereby acknowledges that all terms and conditions of the Merger Agreement, as amended hereby, are and shall remain in full force and effect.
11. The invalidity or unenforceability of any one or more phrases, sentences, clauses or provisions contained in this Amendment shall not effect the validity or enforceability of the remaining portions of this Amendment, or any part thereof.
12. This Amendment is made pursuant to, and shall be construed, governed by and enforced in accordance with, the Laws of the State of Delaware (and the United States federal Law, to the extent applicable), irrespective of the principal place of business, residence or domicile of the parties hereto, and without giving effect to otherwise applicable principles of conflicts of Laws thereof.
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     IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Amendment to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

KPLT HOLDINGS, INC.
By:	/s/ Seth Hollander
	Name:	Seth Hollander
	Title:	Secretary and Treasurer

KPLT MERGERCO, INC.
By:	/s/ Seth Hollander
	Name:	Seth Hollander
	Title:	Secretary and Treasurer

[Signature Pages Continue.]

CENTERPLATE, INC.
By:	/s/ Kevin F. McNamara
	Name:	Kevin F. McNamara
	Title:	Executive Vice President and CFO